Chunghwa Telecom Reports Un-audited Consolidated Operating Results for the Second Quarter of 2014

TAIPEI, Taiwan, R.O.C. July 30, 2014 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the second quarter of 2014. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period)

Second Quarter 2014 Financial Highlights

Total revenue decreased by 0.1% to NT$55.78 billion

Mobile communications revenue increased by 3.4% to NT$27.78 billion

o	Mobile value-added services (VAS) revenue increased by 23.7% to NT$8.44 billion, with mobile internet revenue, the largest contributor to VAS revenue, increasing by 32.5%

o	Handset sales revenue increased by 10.4% to NT$8.35 billion

Internet revenue increased by 1.7% to NT$6.29 billion

Domestic fixed communications revenue decreased by 5.2% to NT$17.23 billion

International fixed communications revenue decreased by 2.4% to NT$3.93 billion

Total operating costs and expenses increased by 0.6% to NT$43.45 billion

Net income attributable to owners of the parent decreased by 0.3% to NT$10.60 billion

Basic earnings per share (EPS) was NT$1.37

Dr. Rick L. Tsai, Chairman and CEO of Chunghwa Telecom stated “Since joining Chunghwa six months ago, we have been working tirelessly, reviewing the company’s operational strategies and promoting business development, with an emphasis on 4G, fiber broadband, MOD, and the enterprise business.”

“Our second quarter was very exciting, being the first 4G operator in Taiwan with our launch at the end of May, we accelerated our 4G deployment and capital expenditure investment timeline so that we could offer our customers enhanced and faster user experience, and to gain an advantage over our competitors,” Dr. Tsai continued. “We are still confident that by the end of this year, we will reach our target goal of acquiring at least 40% of the 4G market, and reach more than 90% population coverage by the end of 2015, further moving towards our goal of providing Taiwan’s leading full-service, digital convergence services.”

“Additionally, this quarter we carefully reviewed our capital expenditures and resource allocations. We believe that capital expenditures will be lower than what we previously budgeted due to greater operational efficiencies realized from reviewing capital utilization carefully as well as improved resource integration among business lines. By improving our efficiencies through strengthened resource allocation, we will continue to better position Chunghwa Telecom for strong long-term growth.”

Revenue

Chunghwa Telecom’s total revenues for the second quarter of 2014 decreased by 0.1% to NT$55.78 billion, which was comprised of 49.8% mobile, 11.3% internet, 30.9% domestic fixed, 7.0% international fixed, and 1.0 % from other businesses.

Mobile communications revenue for the second quarter 2014 increased by 3.4% to NT$27.78 billion. This was mainly due to the continual growth of mobile VAS revenue and handset sales, which offset the decrease in mobile voice revenue mainly due to market competition and promotional packages.

Internet business revenue for the second quarter of 2014 increased by 1.7% year-over-year to NT$6.29 billion. The increase was primarily attributable to higher internet value-added service.

Domestic fixed revenue for the second quarter of 2014 decreased by 5.2% year-over-year to NT$17.23 billion. This was mainly due to the decrease in local and DLD service revenue, which decreased by 6.1% and 5.7% respectively because of increased mobile and VoIP substitution. Broadband access revenue increased 0.4% year-over year at NT$4.70 billion.

International fixed revenue decreased by 2.4% to NT$3.93 billion, mainly due to lower international long distance revenue because of market competition.

Operating Costs and Expenses

Total operating costs and expenses for the second quarter of 2014 increased 0.6% to NT$43.45 billion. The increase was mainly due to the increasing depreciation and amortization expenses and personnel expenses.

Income Tax

Income tax expense for the second quarter of 2014 decreased by 2.8% to NT$2.10 billion.

Operating Income and Net Income

Income from operations for the second quarter of 2014 decreased by 2.6% to NT$12.32 billion. The operating margin was 22.1%, compared to 22.7% in the same period of 2013. Net income attributable to owners of the parent decreased by 0.3% to NT$10.60 billion. Basic earnings per share was NT$1.37.

Cash Flow and EBITDA

Cash flow from operating activities for the second quarter of 2014 decreased by 25.6% to NT$14.42 billion. The decrease was mainly due to the higher operating cash flow in the second quarter of 2013 resulting from the delay of bill collection from the first quarter to the second quarter associated with the holiday season. EBITDA increased by 1.3% to NT$20.85 billion. The EBITDA margin was 37.4% compared to 36.9% in the same period of 2013.

Capital Expenditure (“Capex”)

Total Capex for the second quarter of 2014 decreased by 9.1% to NT$7.3 billion, and was comprised of 51.5% domestic fixed communications, 31.4% mobile communications, 8.9% internet, 2.7% international fixed communications, and the remainder from others.

Business and Operational Highlights Broadband/HiNet

  The Company is continuing to execute its strategy of encouraging FTTx migration. By June 30th, 2014, the number of FTTx subscribers reached 3.03 million, accounting for 66.7% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by more than 500%, reaching about 630,000.

  HiNet broadband subscribers increased 0.4% year-over-year, totaling 3.79 million as of June 30th, 2014.

Mobile

  As of June 30th, 2014, Chunghwa had 10.92 million mobile subscribers, representing a 4.8% year-over-year increase. The Company also had 4.65 million mobile internet subscribers, representing a 46.6% year-over-year increase, or an additional 1.48 million subscribers. Chunghwa accounted for 36.4% of the mobile internet market share as of June 30th, 2014.

Fixed-line

  As of June 30th, 2014, the Company maintained its leading position in the fixed-line market, with a total of 11.46 million subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/ir/stockit-earningsit.html.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute

“forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and

20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures; these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures; these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. Chunghwa provides fixed line, mobile, broadband access, and internet services. The Company also provides information and communication technology services to corporate customers.

Contact:	Fu-fu Shen
Phone:	+886 2 2344 5488

Email:

chtir@cht.com.tw